Latham & Watkins LLP
                                   Letterhead


March 21, 2007



VIA EDGAR TRANSMISSION AND FACSIMILE
------------------------------------


Dana M. Hartz
Staff Accountant
Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:      Geron Corporation Form 8-K, Item 4.02(a)
             Filed March 9, 2007 (File No. 000-20859)

Dear Ms. Hartz:

     This confirms our telephone call on March 21, 2007 in which I stated on behalf of our client Geron Corporation (the "Company") that the Company intends to respond to the Staff's comment letter dated March 14, 2007 with respect to the above-referenced filing on or before March 26, 2007.

     Please call me at (202) 637-2242 to discuss this letter.

                                                 Sincerely,

                                                 /s/ John J. Huber
                                                 -----------------
                                                 John J. Huber
                                                 of LATHAM & WATKINS LLP

cc:  David L. Greenwood, Executive Vice President and Chief Financial Officer,
           Geron Corporation
     Olivia Bloom, Geron Corporation
     Pam Smith, Geron Corporation